Exhibit 99.1

Contact: Mike Drickamer

Vice President, Investor Relations

Patterson-UTI Energy, Inc.

(281) 765-7170

Patterson-UTI Energy Reports Financial Results for the Three and Six Months Ended June 30, 2021

HOUSTON, Texas – July 29, 2021 – PATTERSON-UTI ENERGY, INC. (NASDAQ: PTEN) today reported financial results for the three and six months ended June 30, 2021.  The Company reported a net loss of $103 million, or $0.55 per share, for the second quarter of 2021, compared to a net loss of $150 million, or $0.81 per share, for the second quarter of 2020.  Revenues for the second quarter of 2021 were $292 million, compared to $250 million for the second quarter of 2020.

For the six months ended June 30, 2021, the Company reported a net loss of $210 million, or $1.12 per share, compared to a net loss of $585 million, or $3.10 per share, for the six months ended June 30, 2020.  Revenues for the six months ended June 30, 2021 were $533 million, compared to $696 million for the same period in 2020.

The financial results for the three and six months ended June 30, 2021 include pretax acquisition-related expenses of $1.1 million ($1.0 million after-tax or $0.01 per share) related to the pending acquisition of Pioneer Energy Services.

Andy Hendricks, Patterson-UTI’s Chief Executive Officer, stated, “Our financial results continue to improve, as drilling and completion activity rebounds from the severe downturn in 2020.  Our activity has steadily improved from the lows of last summer and based on continuing customer conversations about the second half of 2021 and into 2022, we expect increasing activity and pricing.”

Mr. Hendricks continued, “In contract drilling, our average rig count for the second quarter improved to 73 rigs from 69 rigs in the first quarter.  We expect to average approximately 81 rigs during the third quarter and end the quarter at 83 rigs.

“Average rig margin per day for the second quarter was $6,250.  Average rig operating cost per day increased relative to the first quarter due primarily to a sales and use tax refund in the first quarter that did not recur, a smaller proportion of rigs on low cost standby status, and higher rig reactivation expenses.  Average rig revenue per day for the second quarter was $21,310.

“As of June 30, 2021, we had term contracts for drilling rigs providing for approximately $210 million of future dayrate drilling revenue.  Based on contracts currently in place, we expect an average of 37 rigs operating under term contracts during the third quarter, and an average of 24 rigs operating under term contracts during the four quarters ending June 30, 2022.

“In pressure pumping, both utilization and pricing improved during the second quarter.  As a result, gross profit improved to $9.7 million for the second quarter, and revenues increased to $112 million from $75.8 million in the first quarter.  Gross profit slightly exceeded our expectation despite higher than expected reactivation expenses as we activated two frac spreads in June.  Our average active frac spread count and effective utilization for the second quarter were both close to eight spreads.  In the third quarter, we expect to average nine active spreads.

“In directional drilling, revenues during the second quarter increased 26% to $24.9 million from $19.7 million in the first quarter due to higher activity levels as the number of rigs on which we offer directional drilling services increased by 70% during the quarter.  As a result of an increase in reactivation costs, gross margin for the second quarter decreased slightly to $2.5 million.”

Mr. Hendricks concluded, “Based on conversations with customers about increasing activity levels into 2022, we are increasing our 2021 capex forecast to approximately $165 million.  The increase in our capex budget primarily consists of investments in high-demand items that generate ancillary revenue, including specialty drill pipe and ESG-related technologies, as well as higher maintenance capex due to increasing activity.

“Our acquisition of Pioneer Energy Services is expected to close in the fourth quarter of 2021, subject to regulatory approvals, customary closing conditions and the approval of Pioneer Energy Services’ stockholders.  Pioneer’s experienced people, high-quality assets and efficient operations in the United States and Colombia will be a valuable addition to our business.”

The Company declared a quarterly dividend on its common stock of $0.02 per share, payable on September 16, 2021, to holders of record as of September 2, 2021.

Financial results for the three and six months ended June 30, 2020 include second quarter, pre-tax charges totaling $55.8 million ($49.4 million after-tax, or $0.26 per share), consisting of $38.3 million of restructuring costs and impairment charges totaling $17.5 million.  Partially offsetting these charges is a pre-tax gain of $4.2 million ($3.7 million after-tax or $0.02 per share) included in other operating income from the realization of insurance proceeds. Financial results for the six months ended June 30, 2020 also include pre-tax, non-cash impairment charges totaling $406 million that were incurred during the first quarter of 2020.

All references to "per share" in this press release are diluted earnings per common share as defined within Accounting Standards Codification Topic 260.

The Company's quarterly conference call to discuss the operating results for the quarter ended June 30, 2021, is scheduled for today, July 29, 2021, at 9:00 a.m. Central Time. The dial-in information for participants is (844) 494-0002 (Domestic) and (647) 253-8640 (International).  The conference ID for both numbers is 8255829.  The call is also being webcast and can be accessed through the Investor Relations section of the Company’s website at investor.patenergy.com.  A replay of the conference call will be on the Company’s website for two weeks.

About Patterson-UTI

Patterson-UTI is a leading provider of oilfield services and products to oil and natural gas exploration and production companies in the United States, including contract drilling, pressure pumping and directional drilling services.  For more information, visit www.patenergy.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI's current beliefs, expectations or intentions regarding future events.  Words such as "anticipate," "believe," "budgeted," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "potential," "project," "pursue," "should," "strategy," "target," or "will," and similar expressions are intended to identify such forward-looking statements.  The statements in this press release that are not historical statements, including statements regarding Patterson-UTI's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws.  These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI's control, which could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction with Pioneer Energy Services Corp. (“Pioneer”); the risk that the conditions to closing of the proposed transaction may not be satisfied or that the closing otherwise does not occur; the failure to close the proposed transaction on the anticipated terms; the risk that a regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the diversion of management time on transaction-related matters; the ultimate timing, outcome and results of integrating the operations of Pioneer into Patterson-UTI; the effects of the acquisition on Patterson-UTI following the consummation of the proposed transaction, including Patterson-UTI's future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Patterson-UTI common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; the failure to realize expected synergies and other benefits from the proposed transaction; the potential for litigation related to the proposed transaction; results of litigation, settlements and investigations; adverse oil and natural gas industry conditions; including the rapid decline in crude oil prices as a result of economic repercussions from the COVID-19 pandemic; global economic conditions; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI's services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI's services; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI does not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions;

availability of capital and the ability to repay indebtedness when due; stock price volatility; and compliance with covenants under Patterson-UTI's debt agreements.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI's SEC filings.  Patterson-UTI's filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI's website at http://www.patenergy.com or through the SEC's Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.  Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed transaction with Pioneer, Patterson-UTI intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Pioneer.  STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Patterson-UTI and Pioneer once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Patterson-UTI’s website, www.patenergy.com.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PATTERSON-UTI ENERGY, INC.

Condensed Consolidated Statements of Operations

(unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
REVENUES	$291,774	$250,380	$532,703	$696,307
COSTS AND EXPENSES:
Direct operating costs	235,233	164,746	417,984	491,374
Depreciation, depletion, amortization and impairment	144,037	173,085	296,919	359,882
Impairment of goodwill	—	—	—	395,060
Selling, general and administrative	23,555	23,991	46,113	54,337
Credit loss expense	—	4,551	—	5,606
Restructuring expenses	—	38,338	—	38,338
Merger and integration expense	1,148	—	1,148	—
Other operating (income) expense, net	(2,789)	4,753	(2,524)	5,204

Total costs and expenses	401,184	409,464	759,640	1,349,801

OPERATING LOSS	(109,410)	(159,084)	(226,937)	(653,494)

OTHER INCOME (EXPENSE):
Interest income	20	334	159	991
Interest expense, net of amount capitalized	(10,704)	(10,984)	(20,713)	(22,208)
Other	812	85	826	170

Total other expense	(9,872)	(10,565)	(19,728)	(21,047)

LOSS BEFORE INCOME TAXES	(119,282)	(169,649)	(246,665)	(674,541)
INCOME TAX BENEFIT	(15,973)	(19,317)	(36,943)	(89,487)

NET LOSS	$(103,309)	$(150,332)	$(209,722)	$(585,054)

NET LOSS PER COMMON SHARE:
Basic	$(0.55)	$(0.81)	$(1.12)	$(3.10)
Diluted	$(0.55)	$(0.81)	$(1.12)	$(3.10)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	188,408	186,633	188,044	188,654
Diluted	188,408	186,633	188,044	188,654
CASH DIVIDENDS PER COMMON SHARE	$0.02	$0.02	$0.04	$0.06

PATTERSON-UTI ENERGY, INC.
Additional Financial and Operating Data
(unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		Three Months Ended
	June 30,		June 30,		March 31,
	2021	2020	2021	2020	2021

Contract Drilling:
Revenues	$141,732	$171,134	$275,233	$438,498	$133,501
Direct operating costs	$100,134	$87,127	$179,512	$250,547	$79,378
Margin (1)	$41,598	$84,007	$95,721	$187,951	$54,123
Restructuring expenses	$—	$2,430	$—	$2,430	$—
Other operating expenses (income), net	$33	$(4,155)	$45	$(4,155)	$12
Selling, general and administrative	$1,202	$1,344	$2,260	$2,808	$1,058
Depreciation, amortization and impairment	$98,592	$115,130	$200,266	$226,568	$101,674
Impairment of goodwill	$—	$—	$—	$395,060	$—
Operating loss	$(58,229)	$(30,742)	$(106,850)	$(434,760)	$(48,621)

Operating days	6,652	7,450	12,835	18,685	6,183

Average revenue per operating day	$21.31	$22.97	$21.44	$23.47	$21.59
Average direct operating costs per operating day	$15.05	$11.69	$13.99	$13.41	$12.84
Average margin per operating day (1)	$6.25	$11.28	$7.46	$10.06	$8.75
Average rigs operating	73	82	71	103	69

Capital expenditures	$24,042	$42,501	$35,469	$91,946	$11,427

Pressure Pumping:
Revenues	$111,991	$59,533	$187,830	$184,640	$75,839
Direct operating costs	$102,320	$56,268	$178,830	$171,123	$76,510
Margin (2)	$9,671	$3,265	$9,000	$13,517	$(671)
Restructuring expenses	$—	$31,331	$—	$31,331	$—
Selling, general and administrative	$1,852	$1,677	$3,535	$4,744	$1,683
Depreciation, amortization and impairment	$31,740	$38,811	$69,125	$81,482	$37,385
Operating loss	$(23,921)	$(68,554)	$(63,660)	$(104,040)	$(39,739)

Average active spreads (3)	8	4	7	7	7
Effective utilization (4)	7.9	3.3	6.7	5.5	5.5

Fracturing jobs	105	35	176	124	71
Other jobs	206	152	406	361	200
Total jobs	311	187	582	485	271

Average revenue per fracturing job	$1,006.36	$1,549.71	$994.88	$1,413.11	$977.89
Average revenue per other job	$30.69	$34.82	$31.36	$26.08	$32.05
Average revenue per total job	$360.10	$318.36	$322.73	$380.70	$279.85
Average costs per total job	$329.00	$300.90	$307.27	$352.83	$282.32
Average margin per total job (2)	$31.10	$17.46	$15.46	$27.87	$(2.48)

Margin as a percentage of revenues (2)	8.6%	5.5%	4.8%	7.3%	(0.9)%

Capital expenditures	$8,921	$1,947	$12,989	$16,227	$4,068

PATTERSON-UTI ENERGY, INC.
Additional Financial and Operating Data
(unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		Three Months Ended
	June 30,		June 30,		March 31,
	2021	2020	2021	2020	2021
Directional Drilling:
Revenues	$24,869	$11,742	$44,539	$46,227	$19,670
Direct operating costs	$22,370	$12,265	$39,007	$44,594	$16,637
Margin (5)	$2,499	$(523)	$5,532	$1,633	$3,033
Restructuring expenses	$—	$3,175	$—	$3,175	$—
Selling, general and administrative	$1,015	$1,010	$2,474	$3,340	$1,459
Depreciation, amortization and impairment	$6,594	$9,677	$13,091	$20,098	$6,497
Operating loss	$(5,110)	$(14,385)	$(10,033)	$(24,980)	$(4,923)

Margin as a percentage of revenues (5)	10.0%	(4.5)%	12.4%	3.5%	15.4%

Capital expenditures	$1,219	$2,044	$1,323	$4,052	$104

Other Operations:
Revenues	$13,182	$7,971	$25,101	$26,942	$11,919
Direct operating costs	$10,409	$9,086	$20,635	$25,110	$10,226
Margin (6)	$2,773	$(1,115)	$4,466	$1,832	$1,693
Restructuring expenses	$—	$501	$—	$501	$—
Selling, general and administrative	$441	$763	$866	$2,222	$425
Depreciation, depletion, amortization and impairment	$5,619	$7,976	$11,443	$28,235	$5,824
Operating loss	$(3,287)	$(10,355)	$(7,843)	$(29,126)	$(4,556)

Capital expenditures	$3,429	$2,808	$6,173	$8,072	$2,744

Corporate:
Selling, general and administrative	$19,045	$19,197	$36,978	$41,223	$17,933
Restructuring expenses	$—	$901	$—	$901	$—
Depreciation	$1,492	$1,491	$2,994	$3,499	$1,502
Credit loss expense	$—	$4,551	$—	$5,606	$—
Merger and integration expense	$1,148	$—	$1,148	$—	$—
Other operating (income) expense, net	$(2,822)	$8,908	$(2,569)	$9,359	$253

Capital expenditures	$439	$373	$619	$1,304	$180

Total Capital Expenditures	$38,050	$49,673	$56,573	$121,601	$18,523

(1)

For Contract Drilling, margin is defined as revenues less direct operating costs and excludes restructuring expenses, depreciation, amortization and impairment, impairment of goodwill, other operating expenses (income), net and selling, general and administrative expenses. Average margin per operating day is defined as margin divided by operating days.

(2)

For Pressure Pumping, margin is defined as revenues less direct operating costs and excludes restructuring expenses, depreciation, amortization and impairment and selling, general and administrative expenses. Average margin per total job is defined as margin divided by total jobs. Margin as a percentage of revenues is defined as margin divided by revenues.

(3)	Average active spreads is the average number of spreads that were crewed and actively marketed during the period.
(4)

Effective utilization is calculated as total pumping days during the quarter divided by 75 days or during the first half of the year divided by 150 days, which we consider full effective utilization for a spread during the period.

(5)

For Directional Drilling, margin is defined as revenues less direct operating costs and excludes restructuring expenses, depreciation, amortization and impairment and selling, general and administrative expenses. Margin as a percentage of revenues is defined as margin divided by revenues.

(6)

For Other Operations, margin is defined as revenues less direct operating costs and excludes restructuring expenses, depreciation, depletion, amortization and impairment, and selling, general and administrative expenses.

	June 30,	December 31,
Selected Balance Sheet Data (unaudited, in thousands):	2021	2020
Cash and cash equivalents	$216,682	$224,915
Current assets	$508,100	$477,956
Current liabilities	$293,482	$273,722
Working capital	$214,618	$204,234
Long-term debt	$901,896	$901,484

PATTERSON-UTI ENERGY, INC.

Non-U.S. GAAP Financial Measures

(unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		Three Months Ended
	June 30,		June 30,		March 31,
	2021	2020	2021	2020	2021
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)(1):
Net loss	$(103,309)	$(150,332)	$(209,722)	$(585,054)	$(106,413)
Income tax benefit	(15,973)	(19,317)	(36,943)	(89,487)	(20,970)
Net interest expense	10,684	10,650	20,554	21,217	9,870
Depreciation, depletion, amortization and impairment	144,037	173,085	296,919	359,882	152,882
Impairment of goodwill	—	—	—	395,060	—

Adjusted EBITDA	$35,439	$14,086	$70,808	$101,618	$35,369

Total revenues	$291,774	$250,380	$532,703	$696,307	$240,929
Adjusted EBITDA margin	12.1%	5.6%	13.3%	14.6%	14.7%

Adjusted EBITDA by operating segment:
Contract drilling	$40,363	$84,388	$93,416	$186,868	$53,053
Pressure pumping	7,819	(29,743)	5,465	(22,558)	(2,354)
Directional drilling	1,484	(4,708)	3,058	(4,882)	1,574
Other operations	2,332	(2,379)	3,600	(891)	1,268
Corporate	(16,559)	(33,472)	(34,731)	(56,919)	(18,172)

Consolidated Adjusted EBITDA	$35,439	$14,086	$70,808	$101,618	$35,369

(1)

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is not defined by accounting principles generally accepted in the United States of America (“U.S. GAAP”). We define Adjusted EBITDA as net loss plus net interest expense, income tax benefit and depreciation, depletion, amortization and impairment expense (including impairment of goodwill). We present Adjusted EBITDA because we believe it provides to both management and investors additional information with respect to the performance of our fundamental business activities and a comparison of the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be construed as an alternative to the U.S. GAAP measure of net income (loss). Our computations of Adjusted EBITDA may not be the same as similarly titled measures of other companies.

PATTERSON-UTI ENERGY, INC.

Pro Forma Net Loss Per Share

(unaudited, dollars in thousands)

	Three Months Ended June 30, 2021
	As Reported		Pro Forma
	Total	Per Share	Total	Per Share (1)

Net loss as reported	$(103,309)	$(0.55)	$(103,309)	$(0.55)

Reverse certain items:
Merger and integration expense			1,148
Income tax benefit			(154)
After tax amount			994	$0.01

Net loss attributed to common shareholders	$(103,309)	$(0.55)	$(102,315)	$(0.54)

Weighted average number of common shares
outstanding, excluding non-vested shares
of restricted stock	188,408		188,408
Add dilutive effect of potential common shares	—		—
Weighted average number of diluted common
shares outstanding	188,408		188,408

Effective income tax rate	13.4%		13.4%

(1)

We present pro forma net loss per share in order to convey to investors our performance on a basis that, by excluding certain items, is more comparable to our earnings per share information reported in previous periods. Pro Forma Net Loss per Share should not be construed as an alternative to U.S. GAAP earnings per share.

PATTERSON-UTI ENERGY, INC.

Pro Forma Net Loss Per Share

(unaudited, dollars in thousands)

	Three Months Ended June 30, 2020
	As Reported		Pro Forma
	Total	Per Share	Total	Per Share (1)

Net loss as reported	$(150,332)	$(0.81)	$(150,332)	$(0.81)

Reverse certain items:
Restructuring expenses			38,338
Impairment of property and equipment related to Canadian drilling operations (2)			8,255
Impairment of capacity reservation contract (3)			9,207
			55,800
Income tax expense			(6,362)
After tax amount			49,438	$0.26

Net gain from the realization of insurance proceeds (4)			(4,172)
Income tax expense			476
After tax amount			(3,696)	$(0.02)

Total, after tax			45,742	$0.25

Net loss attributed to common shareholders	$(150,332)	$(0.81)	$(104,590)	$(0.56)

Weighted average number of common shares
outstanding, excluding non-vested shares
of restricted stock	186,633		186,633
Add dilutive effect of potential common shares	—		—
Weighted average number of diluted common
shares outstanding	186,633		186,633

Effective income tax rate	11.4%		11.4%

(1)

We present pro forma net loss per share in order to convey to investors our performance on a basis that, by excluding certain items, is more comparable to our earnings per share information reported in previous periods. Pro Forma Net Loss per Share should not be construed as an alternative to U.S. GAAP earnings per share.

(2)

Impairment of property and equipment related to Canadian drilling operations for the three months ended June 30, 2020 was included in “Depreciation, depletion, amortization and impairment” in the Condensed Consolidated Statements of Operations.

(3)	Impairment of capacity reservation contract for the three months ended June 30, 2020 was included in “Other operating expenses (income), net” in the Condensed Consolidated Statements of Operations.

(4)

Net gain from the realization of insurance proceeds for the three months ended June 30, 2020 was included in “Other operating expenses (income), net” in the Condensed Consolidated Statements of Operations.